EX.99(k)(2)

ADMINISTRATIVE SERVICES AGREEME’NT

This Administrative Services Agreement is made as of this        day of                     , 2013, between BMO Lloyd George Frontier Markets Equity Fund, a Delaware statutory trust (the “Fund”), and BMO Asset Management Corp., an investment adviser registered under the Investment Advisers Act of 1940, as amended, and a Delaware corporation (“BMO”).

WHEREAS, the Fund is a non-diversified, closed-end management investment company that operates as an interval fund registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, BMO serves as investment adviser to the Fund pursuant to an Investment Advisory Agreement dated                     , 2013, between BMO and the Fund (“Advisory Agreement”), the terms of which are limited to the provision of investment advisory services and certain related services which are expressly delineated in the Advisory Agreement; and

WHEREAS, the Fund desires to retain BMO as its Administrator to provide it with administrative services, and BMO is willing to render such services;

NOW, THEREFORE, in consideration of the premises and mutual covenants set forth herein, the parties hereto agree as follows:

1.         Appointment of Administrator. The Fund hereby appoints BMO as Administrator of the Fund on the terms and conditions set forth in this agreement; and BMO hereby accepts such appointment and agrees to perform the services and duties set forth in Section 2 of this Agreement in consideration of the compensation provided for in Section 4 hereof.

2.         Services and Duties. As Administrator, and subject to the supervision and control of the Fund’s Board of Trustees (“Trustees”), BMO will provide facilities, equipment, and personnel to carry out the following administrative services for operation of the business and affairs of the Fund and each of its portfolios:

(a)        prepare, file, and maintain the Fund’s governing documents, including the Certificate of Trust (which has already been prepared and filed), Agreement and Declaration of Trust, By-Laws, minutes of meetings of Trustees and shareholders, and proxy statements for meetings of shareholders;

(b)        prepare and file with the Securities and Exchange Commission (“SEC”) and the appropriate state securities authorities the registration statement for the Fund and the Fund’s shares and all amendments thereto, reports to regulatory authorities and shareholders, prospectuses, proxy statements, and such other documents as may be necessary or convenient to enable the Fund to make a continuous offering of its shares;

(c)        prepare, negotiate, and administer contracts on behalf of the Fund with, among others, the distributor, custodian, and transfer agent;

(d)        supervise the Fund’s custodian and fund accountant in the maintenance of the Fund’s general ledger and in the preparation of the Fund’s financial statements, including oversight of expense accruals and payments, of the determination of the net asset value of the Fund’s assets and of the Fund’s shares, and of the declaration and payment of dividends and other distributions to shareholders;

(e)         calculate performance data of the Fund for dissemination to information services covering the investment company industry;

(f)          prepare and file on a timely basis the Fund’s Federal and State income tax returns (if applicable) and other tax returns;

(g)         examine and review the operations of the Fund’s custodian and transfer agent;

(h)         coordinate the layout and printing of publicly disseminated prospectuses and reports;

(i)          assist with the design, development, and operation of the Fund;

(j)          provide individuals reasonably acceptable to the Fund’s Trustees for nomination, appointment, or election as officers of the Fund, who will be responsible for the management of certain of the Fund’s affairs as determined by the Fund’s Trustees;

(k)         monitor the Fund’s compliance with Section 851 through 855 of the Internal Revenue Code so as to enable the Fund to maintain its status as a “regulated investment company;” and

(l)          advise the Fund and its Trustees on matters concerning the Fund and its affairs.

BMO acknowledges the importance of efficient and prompt transmission of information to the Fund’s transfer agent. BMO agrees to use its best efforts to meet the deadline for transmission of pricing information presently set by the Fund’s transfer agent and such future deadlines as may be reasonably established by the Fund’s transfer agent.

The foregoing, along with any additional services that BMO shall agree in writing to perform for the Fund hereunder, shall hereafter be referred to as “Administrative Services.” In compliance with Rule 31a-3 under the 1940 Act, BMO hereby agrees that all records that it maintains for the Fund are the property of the Fund and further agrees to surrender promptly to the Fund any such records upon the Fund’s request. BMO further agrees to preserve any records it maintains for the period prescribed by the 1940 Act and rules promulgated thereunder. Administrative Services shall not include any duties, functions, or services to be performed for the Fund by the Fund’s investment adviser, distributor, custodian, or transfer agent pursuant to their agreements with the Fund.

3.         Expenses. BMO shall be responsible for expenses incurred in providing all the Administrative Services, as described in Section 2, to the Fund, including the compensation of BMO employees who serve as Trustees or Officers of the Fund. The Fund shall be responsible for all other expenses incurred by BMO on behalf of the Fund, including without limitation postage and courier expenses, printing expenses, travel expenses, registration fees, filing fees, fees of outside counsel and independent auditors, insurance premiums, fees payable to Trustees who are not BMO employees, taxes, and trade association dues.

4.         Compensation. For the Administrative Services provided, the Fund hereby agrees to pay and BMO hereby agrees to accept as full compensation for its services rendered hereunder an administrative fee at an annual rate as a percentage of the average daily net assets of the Fund (“ADNA”), payable daily, as specified below:

Fee	Fund’s ADNA
0.0925%	on the first $250 million
0.0850%	on the next $250 million
0.0800%	on the next $200 million
0.0400%	on the next $100 million
0.0200%	on the next $200 million
0.0100%	on ADNA in excess of $1.0 billion

5.         Responsibility of Administrator.

(a)         BMO shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement. BMO shall be entitled to rely on and may act upon advice of counsel, approved in each case by the Trustees and acceptable to BMO, on all matters relating to the Fund, and shall be without liability for any action reasonably taken or omitted pursuant to such advice. Any person, even though an officer, director, employee or agent of the Fund, shall be deemed, when rendering services to the Fund or acting on any business of the Fund (other than services or business in connection with the duties of BMO hereunder) in accordance with his responsibilities to the Fund as such officer, director, employee, or agent to be rendering such services to or acting solely for the Fund and not as an officer, director, partner, employee or agent or one under the control or direction of BMO even though paid by BMO.

(b)         BMO shall be kept indemnified by the Fund and be without liability for any action taken or thing done by it in performing the Administrative Services in accordance with the above standards; provided, however, that the Fund will not indemnify BMO for the portion of any loss or claim caused, directly or indirectly, by the gross negligence of BMO. In order that the indemnification provisions contained in this Section 5 shall apply, however, it is understood that if in any case the Fund may be asked to indemnify or save BMO harmless, the Fund shall be fully and promptly advised of all pertinent facts concerning the situation in questions, and it is further understood that BMO will use all reasonable care to identify and notify the Fund promptly concerning any situation which presents or appears likely to present the probability of such a claim for indemnification against the Fund. The Fund shall have the option to defend BMO against any claim which may be the subject of this indemnification. In the event that the Fund so elects it will so notify BMO and thereupon the Fund shall take over complete defense of the claim, and BMO shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this Section. BMO shall in no case confess any claim or make any compromise in any case in which the Fund will be asked to indemnify BMO except with the Fund’s written consent.

6.         Duration and Termination.

(a)         The initial term of this Agreement shall commence on the date hereof, and extend for a period of one year from the effective date hereof.

(b)         Thereafter, this Agreement shall continue in effect for successive one year periods if such continuance is approved at least annually by the Trustees of the Fund including a majority of the members of the Board of Trustees that are not “interested persons” as defined by the 1940 Act.

(c)         Notwithstanding the foregoing, this Agreement may be terminated at any time by mutual agreement of the parties hereto or for “cause” (as defined below) in either case on not less than 60 days’ notice given by the Fund’s Trustees or given by BMO. For purposes of this agreement “cause” shall mean (i) a determination that BMO has acted in a manner that constitutes willful misfeasance, bad faith, gross negligence or a reckless disregard for its duties and obligations described herein; (ii) a final judicial, regulatory or administrative ruling or order in which BMO has been found guilty of criminal misconduct or of unethical behavior in the operation of its business; (iii) the dissolution or liquidation of either party or other cessation of business other than reorganization or recapitalization as an ongoing business; (iv) financial difficulties on the part of either party which is evidenced by the authorization or commencement of, or acquiescence in, a voluntary or involuntary case under Title 11 of the United States Code, as may be in effect from time to time, or any applicable law, or any applicable law of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or attention of the rights of creditors; or (v) any other circumstances which substantially impairs the performance of either party’s obligations hereunder. For purposes of subsection (c)(i) and (v) hereof, “cause” shall be determined by an arbitrator selected and acting pursuant to the rules of the American Arbitration Association. Both parties agree to use their best efforts to expedite the holding of the arbitration and to request that the arbitrator issue his finding at the earliest possible date.

(d)         Upon the termination of this Agreement, the Fund shall pay to BMO such compensation as may be payable prior to the effective date of such termination. In the event that the Fund designates a successor any of BMO’s obligations hereunder, BMO shall, at the direction of the Fund and at the expense of the Fund, transfer to such successor all relevant books, records and other data established or maintained by BMO under the foregoing provisions.

7.         Amendment. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which an enforcement of the change, waiver, discharge or termination is sought.

8.         Proprietary and Confidential Information. In accordance with SEC Regulation S-P, BMO acknowledges that the Fund may disclose shareholder nonpublic personal information

(“NPI”) to BMO solely in furtherance of fulfilling BMO’s contractual obligations under this Agreement in the ordinary course of business to support the Fund and its shareholders. BMO agrees to be bound to use and redisclose such NPI only for the limited purposes of processing transactions and servicing customer relationships; for specified law enforcement and miscellaneous legally permitted purposes; and as a Fund service provider or in connection with joint marketing arrangements solely at the direction and discretion of the Fund, each in accordance with the limited exceptions set forth in 17 CFR §§ 248.13, 248.14 and 248.15, respectively. BMO further represents and warrants that, in accordance with 17 CFR § 248.30, it has implemented safeguards by adopting policies and procedures reasonably designed to insure the security and confidentiality of records and NPI of Fund customers; protect against any anticipated threats or hazards to the security or integrity of Fund customer records and NPI; and protect against unauthorized access to or use of such Fund customer records and NPI that could result in substantial harm or inconvenience to any Fund customer. BMO agrees to maintain the confidentiality of any NPI it receives from the Fund in connection with this Agreement or any joint marketing arrangement beyond the termination date of this Agreement

9.         Notices. Notices of any kind to be given to the Fund or BMO hereunder by either party shall be in writing and shall be duly given if delivered to the party receiving the notice at the following addresses: BMO Lloyd George Frontier Markets Equity Fund, 111 East Kilbourn Avenue, Suite 200, Milwaukee, Wisconsin 53202-6672, Attention: John M. Blaser; BMO Asset Management Corp., 111 East Kilbourn Avenue, Suite 200, Milwaukee, WI 53202-6672, Attention: John M. Blaser.

10.        Miscellaneous. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement shall be held or made invalid by a court or regulatory agency decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. Subject to the provisions of Section 5, hereof, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Delaware law; provided, however, that nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or regulation promulgated by the SEC thereunder.

11.        Assignment; Successors. This Agreement shall not be assigned by either party without the prior written consent of the other party, except that either party may assign all of or a substantial portion of its business to a successor, or to a party controlling, controlled by, or under common control with such party. Nothing in this Section 11 shall prevent BMO from delegating its responsibilities to another entity to the extent provided herein.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designed below as of the day and year first above written.

BMO LLOYD GEORGE FRONTIER	BMO ASSET MANAGEMENT CORP.
MARKETS EQUITY FUND

By:	By:
Name:	Name:
Title:	Title: